SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2004

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes______ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82–_______.

Summary of 2004 Annual Report

On March 30, 2004, Shinhan Financial Group filed an annual business report with the Financial Supervisory Commission of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea (the “Business Report”). This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

Table of Contents

1. Introduction to the Group

2. Business

3. Independent Accountant

4. Performance of Affiliated Companies

5. Market Price Information of Our Equity Securities

6. Changes to Directors, Executive Officers and Employees

Exhibit 1. Independent Accountant’s Audit Report (Non Consolidated Financial Statements)

Exhibit 2. Independent Accountant’s Audit Report (Consolidated Financial Statements)

1. Introduction to the Group

Principal Subsidiaries under Korean Law as of December 31, 2003

Direct Subsidiaries

Subsidiaries	Ownerships by SFG
Shinhan Bank	100.0%
Chohung Bank 1)	81.2%
Goodmorning Shinhan Securities 1)	59.02	% 2)
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 1)	62.4%
SH&C life Insurance	50.0%
e-Shinhan	73.7%
Shinhan Macquarie	51.0%
Shinhan Credit Information	51.0%

1.	Chohung Bank, Goodmorning Shinhan Securities, and Jeju Bank are listed on the Korea Stock Exchange.

2.	Represents our ownership percentage of voting equity securities of Goodmorning Shinhan Securities. Currently, both common and preferred stock of Goodmorning Shinhan Securities has voting rights. We own 60.5% of common stock of Goodmorning Shinhan Securities.

Indirect subsidiaries held through direct subsidiaries

		Ownerships by the
Direct Subsidiaries	Indirect Subsidiaries	Parent
Shinhan Bank	Shinhan Data System 1)	100.0%
	Shinhan Finance	100.0%
Chohung Bank	Chohung ITM	79.8%
	Chohung Finance	100.0%
	CHB America Bank	100.0%
	Chohung Bank GmbH	100.0%
	Chohung Vina Bank	50.0%
	CHB Valuemeet 2001 year 1st Securitization	50.0%
	CHB Valuemeet 2001 year 2nd Securitization	50.0%

		Ownerships by the
Direct Subsidiaries	Indirect Subsidiaries	Parent
	CHB Valuemeet 2002 year 1st Securitization	50.0%
Goodmorning	Goodmorning Shinhan Securities Europe	100.0%
Shinhan Securities	Goodmorning Shinhan Securities USA	100.0%

1.	Shinhan System changed its corporate name to Shinhan Data System on October 8, 2003.

Capitalization

     The table below sets forth the changes to the number of issued and outstanding shares of the Group since its incorporation on September 1, 2001.

			Number	Par	Subscription	Total amount
Date of	Purpose of	Types of	of shares	Value	price	of capital stock
issuance	issuance	shares	issued	(KRW)	per share	(KRW)
2001.Sept.01	Incorporation	Common Shares	292,344,192	5,000	11,761	1,461,720,960,000
2002.Jun. 06	Share Exchange (1)	Common Shares	15,891	5,000	—	1,461,800,415,000
2002.Oct.01	Share Exchange (1)	Common Shares	786	5,000	—	1,461,804,345,000
2002.Dec.31	Share Exchange (1)	Common Shares	256	5,000	—	1,461,805,625,000
2003.Aug.19	Cash Subscription (2)	Preferred Shares	6,000,000	5,000	150,000	1,491,805,625,000
2003.Aug.19	Share Exchange (3)	Preferred Shares	46,583,961	5,000	18,086	1,724,725,430,000
2003.Aug.19	Share Exchange (4)	Preferred Shares	44,720,603	5,000	18,086	1,948,328,445,000
2003.Sept.26	Cash Subscription (5)	Common Shares	1,864,065	5,000	14,832	1,957,648,770,000
2003.Oct.01	Share Exchange (1)	Common Shares	11,626	5,000	—	1,957,706,900,000
2003. Dec.31	Share Exchange (1)	Common Shares	164,484	5,000	—	1,958,529,320,000

1.	Issued in exchange for Shinhan Bank’s common shares which were issued as a result of an exercise of warrants by the holders of bonds with warrants.

2.	Redeemable preferred shares issued to a third party to raise cash for the Group’s purchase of Chohung Bank shares which were held by Korean Deposit Insurance Corporation.

3.	Redeemable preferred shares issued as consideration for the Group’s purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

4.	Redeemable convertible preferred shares issued as consideration for the Group’s purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

5.	BNP Paribas Luxembourg subscribed for 1,864,065 shares of the Group’s common stock to maintain its 4% equity ownership on a fully diluted basis taking into account the full conversion of the 44,720,603 shares of redeemable convertible preferred shares issued by the Group to Korea Deposit Insurance Corporation.

     The table below sets forth the number of the issued and outstanding shares of the Group as of December 31, 2003.

		Total amount of
Types of Shares	Number of Shares	par value
Common Shares	294,401,300	1,472,006,500,000
Redeemable Preferred Shares	52,583,961	262,919,805,000
Redeemable Convertible Preferred Shares	44,720,603	223,603,015,000

Total	391,705,864	1,958,529,320,000

Stock Options

		Number of	Number of	Number of	Exercise
	Name of the	Granted	Exercised	Exercisable	Price
Grant date	Guarantee	Option	option	option	(KRW)	Positions held at
22-May-02	Ra, Eung-Chan	100,000	—	100,000	18,910	Shinhan Financial Group
22-May-02	Lee, In-Ho	80,000	—	80,000	18,910	Shinhan Financial Group
22-May-02	Choi, Young Hwi	50,000	—	50,000	18,910	Shinhan Financial Group
22-May-02	Choi, Bhang-Gil	20,000	—	20,000	18,910	Shinhan Financial Group
22-May-02	Han, Min Ky	1,000	—	1,000	18,910	Shinhan Financial Group
22-May-02	Song, Youn Soo	2,500	—	2,500	18,910	Shinhan Financial Group
22-May-02	Shin, Sang Hoon	30,000	—	30,000	18,910	Shinhan Bank
22-May-02	Moon, Hong Soon	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Oh, Young-Kook	20,000	—	20,000	18,910	Shinhan Bank (retired)
22-May-02	Lee, Jae Woo	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Nam, Kee Do	20,000	—	20,000	18,910	Shinhan Bank (retired)
22-May-02	Huh, Joong Ok	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Kim, Sahng-Dae	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Jang, Myoung-Kee	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Youn, Gwang Lim	20,000	—	20,000	18,910	Shinhan Bank
22-May-02	Shin, Christoper	15,000	—	15,000	18,910	Shinhan Bank
22-May-02	Lee, Dae Woon	15,000	—	15,000	18,910	Shinhan Bank
22-May-02	Lee, Dong Girl	30,000	—	30,000	18,910	Shinhan Capital

		Number of	Number of	Number of	Exercise
	Name of the	Granted	Exercised	Exercisable	Price
Grant date	Guarantee	Option	option	option	(KRW)	Positions held at
22-May-02	Son, Woong Man	10,000	—	10,000	18,910	Shinhan Capital
22-May-02	Hwang, Jung Hun	10,000	—	10,000	18,910	Shinhan Capital (retired)
22-May-02	Jung, Yun Kang	10,000	—	10,000	18,910	Shinhan Capital
22-May-02	Shin, Beom Seong	2,500	—	2,500	18,910	Shinhan Credit Information
22-May-02	Song, Byung Kuk and	12,000	—	12,000	18,910	—
	other 5 officers
22-May-02	Kim, Duk Jung and	456,200	—	456,200	18,910	—
	other 323 officers
15-May-03	Ra, Eung-Chan	100,000	—	100,000	11,800	Shinhan Financial Group
15-May-03	Choi, Young Hwi	90,000	—	90,000	11,800	Shinhan Financial Group
15-May-03	Choi, Bhang-Gil	20,000	—	20,000	11,800	Shinhan Financial Group
15-May-03	Han, Min Ky	20,000	—	20,000	11,800	Shinhan Financial Group
15-May-03	Song, Youn Soo	20,000	—	20,000	11,800	Shinhan Financial Group
15-May-03	Shin, Sang Hoon	80,000	—	80,000	11,800	Shinhan Bank
15-May-03	Moon, Hong Soon	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Lee, Jae Woo	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Huh, Joong Ok	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Kim, Sahng-Dae	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Youn, Gwang Lim	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Cho, Woo Seop	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Kim, Hee Soo	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Han, Do Heui	20,000	—	20,000	11,800	Shinhan Bank
15-May-03	Shin, Christoper	15,000	—	15,000	11,800	Shinhan Bank
15-May-03	Lee, Dae Woon	15,000	—	15,000	11,800	Shinhan Bank
15-May-03	Hong Sung Kyun	30,000	—	30,000	11,800	Shinhan Card
15-May-03	Lee Tae Kyu	10,000	—	10,000	11,800	Shinhan Card
15-May-03	Kim Seong Won	10,000	—	10,000	11,800	Shinhan Card
15-May-03	Shim, Woo Yeob	10,000	—	10,000	11,800	Shinhan Card
15-May-03	Lee, Dong Girl	30,000	—	30,000	11,800	Shinhan Capital
15-May-03	Jung, Yun Kang	10,000	—	10,000	11,800	Shinhan Capital
15-May-03	Jang, Myoung-Kee	10,000	—	10,000	11,800	Shinhan Capital
15-May-03	Shim, Beom Seong	10,000	—	10,000	11,800	Shinhan Credit Information
15-May-03	Song, Byung Kuk and	14,600	—	14,600	11,800	—
	other 7 officers

		Number of	Number of	Number of	Exercise
	Name of the	Granted	Exercised	Exercisable	Price
Grant date	Guarantee	Option	option	option	(KRW)	Positions held at
15-May-03	Seo, Jin Won and	501,700	—	501,700	11,800	—
	other 340 officers
25-Mar-04	Ra, Eung Chan	100,000		100,000	21,595	Shinhan Financial Group
25-Mar-04	Choi, Young Hwi	90,000		90,000	21,595	Shinhan Financial Group
25-Mar-04	Choi, Bhang Gil	30,000		30,000	21,595	Shinhan Financial Group
25-Mar-04	Hong, Chil Sun	20,000		20,000	21,595	Shinhan Financial Group
25-Mar-04	Kim, Hee Soo	20,000		20,000	21,595	Shinhan Financial Group
25-Mar-04	Cho, Byung Jae	20,000		20,000	21,595	Shinhan Financial Group
25-Mar-04	Lee, Baek Soon	20,000		20,000	21,595	Shinhan Financial Group
25-Mar-04	Shin, Sang Hoon	80,000		80,000	21,595	Shinhan Bank
25-Mar-04	Cho, Jae Ho	20,000		20,000	21,595	Shinhan Bank
25-Mar-04	Lee, Jae Woo	20,000		20,000	21,595	Shinhan Bank
25-Mar-04	Youn, Gwang Lim	20,000		20,000	21,595	Shinhan Bank
25-Mar-04	Cho, Woo Sup	20,000		20,000	21,595	Shinhan Bank
25-Mar-04	Han, Min Ky	20,000		20,000	21,595	Shinhan Bank
25-Mar-04	Song, Youn Soo	20,000		20,000	21,595	Shinhan Bank
25-Mar-04	Han, Do Heui	20,000		20,000	21,595	Shinhan Bank
25-Mar-04	Suh, Jin Won	20,000		20,000	21,595	Shinhan Bank
25-Mar-04	Yang, Shin Keun	20,000		20,000	21,595	Shinhan Bank
25-Mar-04	Oh, Sang Young	15,000		15,000	21,595	Shinhan Bank
25-Mar-04	Hong, Sung Kyun	30,000		30,000	21,595	Shinhan Card
25-Mar-04	Lee, Tae Gyu	10,000		10,000	21,595	Shinhan Card
25-Mar-04	Kim, Seong Won	10,000		10,000	21,595	Shinhan Card
25-Mar-04	Shim, Woo Yeop	10,000		10,000	21,595	Shinhan Card
25-Mar-04	Kim, Moon Han	10,000		10,000	21,595	Shinhan Card
25-Mar-04	Lee, Dong Girl	30,000		30,000	21,595	Shinhan Capital
25-Mar-04	Kim, Sahng Dae	10,000		10,000	21,595	Shinhan Capital
25-Mar-04	Oh, Seung Keun	10,000		10,000	21,595	Shinhan Capital
25-Mar-04	Shim, Beom Seong	10,000		10,000	21,595	Shinhan Credit Information
25-Mar-04	Song, Byung Kuk and	13,900		13,900	21,595	—
	other 7 officers
25-Mar-04	Kam, Hong Gon and	582,700		582,700	21,595	—
	other 400 officer
Total	417 persons	3,462,100	—	3,462,100	—	—

*	The stock options granted in 2002 and 2003 are exercisable during the 4 year period after the second anniversary from the grant date. The stock options granted in 2004 are exercisable during 3 year period after the second anniversary from the grant date.

2. Business

Source and Use of Funds

Source of Funds

	(in millions of Korean Won)
	2003		2002		2001
	(Jan.1~Dec.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	4,768,492	73.82	3,877,215	89.45	3,537,659	95.68
Capital Stock	1,660,319	25.70	1,461,770	33.72	1,461,721	39.54
Capital Surplus	2,512,502	38.89	1,976,637	45.60	1,976,650	53.46
Retained Earnings	692,409	10.72	379,170	8.75	34,555	0.93
Capital Adjustment	(96,738)	(1.50)	59,638	1.38	64,733	1.75
Borrowings	1,645,804	25.48	394,965	9.11	83,479	2.26
Debentures	1,434,951	22.21	359,240	8.29	73,479	1.99
Borrowings from other Banks	43,153	0.67	35,725	0.82	10,000	0.27
Borrowings through issuing short term commercial papers	167,700	2.60	—	—	—	—
Other liabilities	45,571	0.71	62,394	1.44	76,038	2.06

Total	6,459,867	100.00	4,334,574	100.00	3,697,176	100.00

1.	The Average Balance was calculated by averaging the ending balance of each quarter.

Use of Funds

	(in millions of Korean Won)
	2003		2002		2001
	(Jan.1~Dec.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	5,882,011	77.81	3,874,018	89.38	3,619,972	97.91
Shinhan Bank	3,139,126	41.53	3,134,106	72.30	3,343,304	90.43
Chohung Bank 2)	1,831,964	24.24	—	—	—	—
Goodmorning Shinhan Securities 3)	537,265	7.11	447,117	10.32	173,109	4.68
Shinhan Card	191,094	2.53	149,800	3.46	—	—
Shinhan Capital	95,384	1.26	71,171	1.64	58,936	1.60
Shinhan BNP Paribas	22,109	0.29	39,010	0.90	41,899	1.13
E-Shinhan	3,331	0.04	4,281	0.10	2,336	0.06
Shinhan Macquarie	578	0.01	583	0.01	388	0.01
Jeju Bank	44,783	0.59	23,855	0.55	—	—
Shinhan Credit Information	2,392	0.03	1,169	0.03	—	—
SH&C Life Insurance	13,985	0.19	2,926	0.07	—	—
Investment on Bonds	905	0.01	1,279	0.03	—	—
Loans	1,618,091	21.41	390,275	9.00	72,864	1.97
Fixed Assets	1,434	0.02	1,272	0.03	699	0.02
Intangible Assets	471	0.01	163	0.00	35	0.00
Cash Deposit in bank	25,326	0.34	57,241	1.32	356	0.01
Other Assets	30,808	0.41	10,325	0.24	3,250	0.09

Total	7,559,046	100.00	4,334,574	100.00	3,697,176	100.00

1.	The Average Balance was calculated by averaging the ending balance of each quarter.

2.	Represents the average balance calculated by averaging Chohung bank’s ending balances of 3rd and 4th quarter 2003, because Chohung bank was acquired in August 2003.

3.	The Average Balance of Goodmorning Shinhan Securities for 2001 is that of Shinhan Securities, and the Average Balance for 2002 is the sum of the pre-merger balances of Shinhan Securities and Goodmorning Securities.

Other Financial Information

Requisite Capital Ratio

	(in millions of Korean Won)
	2003 2)	2002	2001
Aggregate Amount of Equity Capital (A)	8,847,673	4,842,795	4,354,978
Requisite Capital (B)	7,472,030	3,698,754	2,981,268
Requisite Capital Ratio (A/B) 1)	118.41%	130.93%	134.43%

1.	Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.

2.	The numbers for the year 2003 are provisional and are subject to change.

Won Liquidity Ratio

	(in millions of Korean Won)
	2003	2002	2001
Won Assets due within 3 months (A)	16,687	14,945	1,449
Won Liabilities due within 3 months (B)	15,504	6,480	1,264
Won Liquidity Ratio (A/B) 1)	107.46%	230.63%	114.64%

1.	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.

Liabilities to Equity Ratio

	(in millions of Korean Won)
	2003	2002	2001
Liabilities (A)	2,176,875	774,759	319,033
Adjusted Equity (B) 1)	6,117,555	4,010,220	3,636,947
Liabilities to Equity Ratio (A/B)	35.58%	19.32%	8.77%

1.	Adjusted Equity was calculated by subtracting the amount of intangible assets from total net assets.

Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries

1) Total Capital Adequacy Ratio (%)

	2003	2002	2001
Shinhan Bank	10.49	10.91	12.02
Chohung Bank	8.87	8.66	10.43
Jeju Bank	10.96	11.71	9.71

*	The Total Capital Adequacy Ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2) Net Capital Ratio

	2003	2002	2001
Goodmorning Shinhan Securities	475.0%	412.6%	589.5%

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for securities investment trust businesses. Under these guidelines, Goodmorning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.

3) Adjusted Equity Capital Ratio

	2003	2002	2001
Shinhan Card	13.78%	10.86%	—

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.

4) Non Performing Loans

	(in 100 millions of Korean Won)
	Dec.30.2003		Dec.31.2002		Dec. 31.2001
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank 1)	3,985	0.82	2,983	0.69	4,345	1.21
Chohung Bank 1)	18,796	4.2	19,811	4.0	14,837	3.9
Jeju Bank 1)	298	2.27	238	1.86	179	1.86
GMS Securities 2)	492	13	410	19	1,244	45
Shinhan Card 3)	747	6.34	714	2.82	—	—

1.	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Service.

2.	Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories: “normal”, “precautionary”, “substandard”, “doubtful”, and “estimated loss”. Under the Group’s internal measures, non-performing loans of Goodmorning Shinhan Securities includes loans classified as “substandard”, “doubtful”, and “estimated loss.”

3.	Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: “normal”, “precautionary”, “substandard”, “doubtful”, and “estimated loss. Under the Group’s internal measures, non-performing loans of Shinhan Card includes loans classified as “substandard”, “doubtful”, and “estimated loss.”

5) Loan Loss Allowances & Write-offs for the period

			(in 100 millions of Korean Won)
			Jan. 1, 2003~	Jan.1, 2002~	Jan.1, 2001~
			Dec.31, 2003	Dec.31, 2002	Dec. 31, 2001
Shinhan	Loan Loss	Domestic	8,664	4,925	4,768
Bank	Allowance	Overseas	745	733	905
		Total	9,409	5,658	5,673
	Write-offs		715	1,375	7,298
Chohung	Loan Loss	Domestic	16,820	16,988	10,507
Bank	Allowance	Overseas	693	563	712
		Total	17,513	17,551	11,219
	Write-offs		17,812	11,007	11,457
Jeju Bank	Loan Loss	Domestic	345	273	270
	Allowance	Overseas	—	—	—
		Total	345	273	270
	Write-offs		179	240	1,401
GM	Loan Loss	Domestic	443	370	929
Shinhan	Allowance	Overseas	—	—	—
Securities		Total	443	370	929
1)	Write-offs		18	75	244
Shinhan	Loan Loss	Domestic	946	961	—
Card 2)	Allowance	Overseas	—	—	—
		Total	946	961	—
	Write-offs		2,770	544	—

1.	The fiscal year of Goodmorning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Goodmorning Shinhan Securities are adjusted as follows: (i) from April 1, 2003 to December 31, 2003, (ii) from April 1, 2002 to March 31 2003, and (iii) from April 1, 2001 to March 31, 2002.

2.	Shinhan Card was incorporated on July 1, 2002.

3. Independent Accountant

Compensation to the Independent Auditor for Audit and Review Services

     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW)	Working hours
2003	KPMG Samjong Accounting Corp.	210,000,000	1,560 hours
2002	KPMG Samjong Accounting Corp.	150,000,000	1,484 hours
2001	KPMG Samjong Accounting Corp.	70,000,000	9 days

Compensation for Services Other than Audit and Review

     The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.

Year	Month	Service description	Payment (KRW)
2003	Sept.	Due diligence on the Chohung Bank	904,000,000
	July	Valuation of common shares of Chohung Bank	100,000,000
2001	Sept.	Advisory service for accounting and taxation	40,000,000

4. Performance of Affiliated Companies

Condensed Financial Statements of Subsidiaries

1) Balance sheets

Condensed balance sheets of subsidiaries as of December 31, 2003 are as follows:

		2003
		(In millions of Korean Won)
				Total
				stockholders’
Subsidiaries		Total assets	Total liabilities	equity
Shinhan Bank	~~W~~	70,066,189	66,550,821	3,515,368
Chohung Bank		59,227,864	57,289,224	1,938,640
Goodmorning Shinhan Securities		2,928,017	2,290,044	637,973
Shinhan Card		1,778,191	1,620,555	157,636
Shinhan Capital		1,153,907	1,051,683	102,224
Shinhan BNP Paribas ITMC		47,461	2,489	44,972
Jeju Bank		1,785,961	1,682,328	103,633
SH&C Life Insurance		114,012	87,970	26,042
e-Shinhan		3,924	225	3,699
Shinhan Macquarie		11,255	7,642	3,613
Shinhan Credit Information		13,588	9,726	3,862

	~~W~~	137,130,369	130,592,707	6,537,662

2) Statements of Earnings

Condensed statements of earnings of subsidiaries for the years ended December 31, 2003 are as follows:

		2003
		(In millions of Korean Won)
		Operating	Operating	Operating	Ordinary	Net earnings
Subsidiaries		revenue	expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	4,851,995	4,180,640	671,355	685,756	476,023
Chohung Bank		5,425,189	6,107,050	(681,861)	(915,775)	(965,951)
Goodmorning Shinhan Securities (*)		649,701	619,693	30,008	68,616	35,813
Shinhan Card		431,863	506,606	(74,743)	(90,063)	(89,824)
Shinhan Capital		145,355	116,084	29,271	22,565	15,755
Shinhan BNP Paribas ITMC (*)		12,728	10,604	2,124	2,629	1,834

		2003
		(In millions of Korean Won)
		Operating	Operating	Operating	Ordinary	Net earnings
Subsidiaries		revenue	expense	income (loss)	income (loss)	(loss)
Jeju Bank		137,162	137,005	157	727	4,751
SH&C life Insurance (*)		44,986	47,478	(2,492)	(3,369)	(3,369)
e-Shinhan		1,714	3,361	(1,647)	(1,583)	(1,583)
Shinhan Macquarie (*)		11,454	7,816	3,638	3,804	2,559
Shinhan Credit Information		25,557	24,309	1,248	1,096	741

	~~W~~	11,737,704	11,760,646	(22,942)	(225,597)	(523,251)

(*) For the period from January 1, 2003 to December 31, 2003 reflected

5. Market Price Information of Our Equity Securities

Common Share Traded in Korea Stock Exchange

	(in Korean Won or number of shares)
	Sept. 2003	Oct. 2003	Nov. 2003	Dec. 2003	Jan. 2004	Feb. 2004
Price per share High	18,300	18,400	19,700	19,050	20,100	23,050
Low	15,600	15,650	16,200	17,300	18,000	18,950
Trading Volume	25,986,184	26,895,187	26,806,597	21,912,227	19,275,208	27,301,403

American Depositary Shares

     Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003, and delisted its Global Depositary Shares from the Luxemburg Stock Exchange on September 17, 2003. With the termination of our Global Depositary Share program, the Global Depositary Shares can be converted into American Depositary Shares until April 16, 2004.

American Depositary Shares trade on the New York Stock Exchange

	(in US Dollars or number of shares)
	Sept. 2003	Oct. 2003	Nov. 2003	Dec. 2003	Jan. 2004	Feb. 2004
Price per share High	31.28	32.01	32.86	32.05	35.10	39.63
Low	27.36	27.58	26.93	29.35	30.80	32.80
Trading Volume	28,000	27,600	33,100	91,200	115,500	180,400

6. Changes to Directors, Executive Officers and Employees

Directors and Executive Officers

1)	Executive Directors

Our executive directors are as follows

Name	Age	Position	Director since	Date Term Ends (1)
Eung Chan Ra	65	Chairman of BOD	September 1, 2001	March 24, 2007
Young Hwi Choi	57	President & CEO	September 1, 2001	March 24, 2007

(1) Mr. Ra and Mr. Choi’s original terms were supposed to end on August 31, 2004, but they were reappointed for another 3 years pursuant to the BOD resolution on March 25, 2004.

2) Non-Executive Directors

     Currently, 13 non executive directors are in office, all of whom were nominated by our BOD and appointed or reappointed pursuant to the approval of general shareholders’ meeting on March 25, 2004.

     Our non-executive directors are as follows.

Name	Age	Position	Director since	Date Term Ends
In Ho Lee	60	Non-Executive Directors	September 1, 2001	March 24, 2007
Young Seok Choi	74	Non-Executive Directors	March 31, 2003	March 24, 2007
Yong Woong Yang	55	Non-Executive Directors	March 25, 2004	March 24, 2007
Pyung Joo Kim	65	Outside Director	September 1, 2001	March 24, 2005
Il Sup Kim	57	Outside Director	March 31, 2003	March 24, 2005
Sang Yoon Lee	61	Outside Director	March 25, 2004	March 24, 2005
Yoon Soo Yoon	58	Outside Director	March 25, 2004	March 24, 2005
Sang Chul Lee	56	Outside Director	March 25, 2004	March 24, 2005
Byung Hun Park	75	Outside Director	September 1, 2001	March 24, 2005
Moon Pil Oh	73	Outside Director	September 1, 2001	March 24, 2005
Young Soo Lee	69	Outside Director	March 31, 2003	March 24, 2005
Dong Hyun Kwon	67	Outside Director	March 25, 2004	March 24, 2005
Philippe Reynieix	54	Outside Director	March 25, 2004	March 24, 2005

     For the personal profiles of the directors, please refer to our Form 6-K filed on March 8, 2003, in which we included the resume of director candidates.

3) Executive Officers

     In addition to the executive directors who are also our executive officers, we currently have the following executive officers

Name	Age	Position
Bhang Gil Choi	52	Senior Executive Vice President of Integration Coordination Team I and II (taking charge of Chohung Bank related issues)

Chil Sun Hong	57	Senior Executive Vice President of Subsidiary Management Team II, Public Relations Team, and Audit & Compliance Team

Hee Soo Kim	53	Senior Executive Vice President of Subsidiary Management Team I and Integration Coordination Team I

Byung Jae Cho	53	Chief Financial Officer and Senior Executive Vice President of Planning & Financial Management Team and Investor Relations Team

Lee, Baek Soon	51	Senior Executive Vice President of General Service Team, Information & Technology Planning Team and Integration Coordination Team II

Employees

	(As of December 31, 2003)
			Total Salaries and wages paid for	Average Payment
	Number of		the year 2003	per person (in mil.
	Employees	Average Tenure	(in mil. of Korean Won)	of Korean Won)
Male	59	1 year & 3 months	4,294	73
Female	14	1 year & 1 months	361	24
Total	73	1 year & 2 months	4,656	63

Exhibit 1.

The Independent Accountant’s Review Report (under Korean GAAP) to the Non-consolidated Financial Statements of Shinhan Financial Group as of and for the year ended December 31, 2003

Page
▪	Independent Auditor’s Report	F-2
▪	Shinhan Financial Group Non-Consolidated Balance Sheets	F-5
▪	Shinhan Financial Group Non-Consolidated Statements of Earnings	F-6

Page
▪	Shinhan Financial Group Non-Consolidated Statements of Appropriation of Retained Earnings	F-7
▪	Shinhan Financial Group Non-Consolidated Statements of Cash Flows	F-8
▪	Notes to Non-Consolidated Financial Statements	F-10

Exhibit 2.

The Independent Accountant’s Review Report (under Korean GAAP) to the Consolidated Financial Statements of Shinhan Financial Group as of and for the year ended December 31, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Byung Jae Cho

Name: Byung Jae Cho
Title: Chief Financial Officer

Date : April 13, 2004